--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           JOHNS MANVILLE CORPORATION
                                (NAME OF ISSUER)

                                 HB MERGER LLC
                                 HB FINANCE LLC
                      (NAMES OF PERSONS FILING STATEMENT)

                   COMMON STOCK                                 COMMON STOCK -- 478129-10-9
          (Title of Class of Securities)                   (CUSIP Number of Class of Securities)

                             ---------------------

                         LAWRENCE D. STUART, JR., ESQ.
                                 HB MERGER LLC
                   C/O HICKS, MUSE, TATE & FURST INCORPORATED
                         200 CRESCENT COURT, SUITE 1600
                              DALLAS, TEXAS 75201
                                 (214) 740-7300

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                             ---------------------

                                   Copies to:

                GLENN D. WEST, ESQ.                               STEPHEN F. ARCANO, ESQ.
            WEIL, GOTSHAL & MANGES LLP                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
          100 CRESCENT COURT, SUITE 1300                             FOUR TIMES SQUARE
                DALLAS, TEXAS 75201                              NEW YORK, NEW YORK 10036
                  (214) 746-7700                                      (212) 735-3000

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13E-3(c) under the Securities Exchange Act of 1934.

b. [X] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                   TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------------------------------
                       $1,878,734,169                                          $375,747
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

 * The "Transaction Value" amount is calculated solely for the purposes of determining the filing fee and is based on the average of the high and low prices of the Johns Manville Corporation common stock as reported on the New York Stock Exchange Composite Tape on July 25, 2000 of $13.00 per share multiplied by 144,518,013, the number of shares of common stock anticipated to be outstanding at the time of the Rule 13E-3 transaction.

** Determined pursuant to Rule 0-11(b) by multiplying $1,878,734,169 by 1/50 of 1%.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Transaction Statement on Schedule 13E-3 (this "Statement") is being filed with the Securities and Exchange Commission by HB Merger LLC and HB Finance LLC (the "LLCs") in connection with the merger (the "Merger") of HB Merger LLC with and into Johns Manville Corporation ("Johns Manville") pursuant to an Agreement and Plan of Merger, dated as of June 22, 2000 (the "Merger Agreement"), among Johns Manville and the LLCs.

     This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. Instruction C to
Schedule 13E-3 requires that certain information be disclosed with respect to executive officers and directors of the filing persons, as well as controlling persons of the filing persons and the directors and executive officers of such controlling persons ("Instruction C Persons"). The LLCs are Delaware limited liability companies that were formed by Hicks, Muse, Tate & Furst Incorporated ("HMTF") and Bear Stearns Merchant Fund Corp. ("BSMFC") to complete the Merger and the transactions contemplated by the Merger Agreement. The LLCs will be controlled by investment funds established by HMTF and BSMFC that are in the process of being formed and funded. After the formation and funding of the investment funds, this Statement will be amended to add such controlling persons as filing persons and will include all of the information required by Schedule 13E-3 with respect to the Instruction C Persons of such control persons.

     Concurrently with the filing of this Statement, Johns Manville has filed with the Commission a preliminary version of its Registration Statement on Form S-4 (the "S-4/Proxy Statement") in connection with a special meeting of stockholders at which stockholders of Johns Manville will consider and vote upon, among other things, the adoption the Merger Agreement and the approval of the transactions contemplated thereby. The information contained in the S-4/Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined in this Statement shall have the meanings given to them in the S-4/Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the S-4/Proxy Statement under the captions "Questions and Answers About the Merger" and "Summary" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) Name and Address. The information set forth in the S-4/Proxy Statement under the captions "Summary -- The Parties" and "Information About the
Parties -- Information about Johns Manville" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) Securities. The information set forth in the S-4/Proxy Statement under the captions "Information Concerning the Special Meeting -- Record Date; Quorum; Outstanding Common Stock Entitled to Vote" and "Description of Johns Manville Capital Stock -- Description of Capital Stock Before the Merger and the Charter Amendment" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) Trading Market and Price. The information set forth under the caption "Price Range of Common Stock and Dividends" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (d) Dividends. The information set forth under the caption "Price Range of Common Stock and Dividends" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (e) Prior Public Offerings. Johns Manville has not completed an underwritten public offering of the subject securities for cash in the last three years that was registered under the Securities Act of 1933 or was exempt from registration under Regulation A of the Securities Act.

     (f) Prior Stock Purchases. No filing person has purchased any subject securities in the past two years.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. The information set forth in the S-4/Proxy Statement under the captions "Summary -- The Parties" and "Information About the
Parties -- Identity and Background of HB Merger LLC and HB Finance LLC" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) Business and Background of Entities. The information set forth in the S-4/Proxy Statement under the caption "Information About the Parties -- Identity and Background of HB Merger LLC and HB Finance LLC" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) Business and Background of Natural Persons. The information set forth in the S-4/Proxy Statement under the caption "Information About the Parties -- Identity and Background of HB Merger LLC and HB Finance LLC" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) Material Terms. The information set forth in the S-4/Proxy Statement under the caption "Summary -- The Merger", "The Merger Transaction -- Background of the Merger", "The Merger Transaction -- Recommendation of the Johns Manville Board; Reasons for the Merger", "The Merger Transaction -- Purpose of the Merger; Certain Effects of the Merger", "The Merger Transaction -- Material Federal Income Tax Consequences", "The Merger Transaction -- Accounting Treatment" and "The Merger Agreement" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) Different Terms. The information set forth under the caption "The Merger Transaction -- Interests in the Merger That Differ From Your Interests" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (d) Appraisal Rights. The information set forth under the caption "The Merger Transaction -- Appraisal Rights of Stockholders" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (e) Provisions for Unaffiliated Security Holders. HB Merger LLC and HB Finance LLC have made no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of either HB Merger LLC or HB Finance LLC or to obtain counsel or appraisal services at the expense of HB Merger LLC and/or HB Finance LLC.

     (f) Eligibility for Listing or Trading. Not Applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) Transactions. The information set forth under the captions "The Merger Transaction -- Background of the Merger" and "Information About the
Parties -- Past Contacts, Transactions, Negotiations and Agreements" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) Significant Corporate Events. The information set forth under the captions "The Merger Transaction -- Background of the Merger" and "Information About the Parties -- Past Contacts, Transactions, Negotiations and Agreements" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) Negotiations or Contacts. The information set forth under the captions "The Merger Transaction -- Background of the Merger" and "Information About the Parties -- Past Contacts, Transactions, Negotiations and Agreements" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (e) Agreements Involving the Subject Company's Securities. The information set forth under the captions "The Merger Transaction -- Background of the Merger", "Other Relevant Agreements -- The Voting Agreement", "Other Relevant Agreements -- Exchange Agreement", "Other Relevant Agreements -- Stockholders Agreement" and "Information About the Parties -- Past Contacts, Transactions, Negotiations and Agreements" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b) Use of Securities Acquired. The information set forth under the captions "The Merger Transaction -- Recommendation of the Johns Manville Board; Reasons for the Merger", "The Merger Transaction -- Purpose of the Merger; Certain Effects of the Merger" and "The Merger Transaction -- Plans for Surviving Corporation After the Merger" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) Plans. The information set forth under the captions "The Merger Transaction -- Purpose of the Merger; Certain Effects of the Merger", "The Merger Transaction -- Plans for Surviving Corporation After the Merger" and "Directors and Management of Johns Manville Following the Merger" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) Purposes. The information set forth under the captions "The Merger Transaction -- Background of the Merger", "The Merger
Transaction -- Recommendation of the Johns Manville Board; Reasons for the Merger" and "The Merger Transaction -- Purpose of the Merger; Certain Effects of the Merger" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) Alternatives. The information set forth under the captions "The Merger Transaction -- Background of the Merger" and "The Merger
Transaction -- Recommendation of the Johns Manville Board;

Reasons for the Merger" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) Reasons. The information set forth under the captions "The Merger Transaction -- Recommendation of the Johns Manville Board; Reasons for the Merger", "The Merger Transaction -- Purpose of the Merger; Certain Effects of the Merger" and "The Merger Transaction -- Accounting Treatment" of the S-4/ Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (d) Effects. The information set forth under the captions "The Merger Transaction -- Purpose of the Merger; Certain Effects of the Merger", "The Merger Transaction -- Material Federal Income Tax Consequences" and "The Merger Transaction -- Accounting Treatment" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a) Fairness. The information set forth under the captions "Risk Factors", "The Merger Transaction -- Recommendation of the Johns Manville Board; Reasons for the Merger", "The Merger Transaction -- Opinions of J.P. Morgan", "The Merger Transaction -- Opinion of Goldman Sachs" and "Comparison of Stockholders Rights" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) Factors Considered in Determining Fairness. The information set forth under the captions "The Merger Transaction -- Recommendation of the Johns Manville Board; Reasons for the Merger", "The Merger Transaction -- Opinions of J.P. Morgan" and "The Merger Transaction -- Opinion of Goldman Sachs" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) Approval of Security Holders. The information set forth under the caption "The Merger Transaction -- Recommendation of the Johns Manville Board; Reasons for the Merger" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (d) Unaffiliated Representative. The information set forth under the caption "The Merger Transaction -- Recommendation of Johns Manville Board; Reasons for the Merger" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (e) Approval of Directors. The information set forth under the captions "The Merger Transaction -- Background of the Merger" and "The Merger Transaction -- Recommendation of Johns Manville Board; Reasons for the Merger" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (f) Other Offers. The information set forth under the captions "The Merger Transaction -- Background of the Merger" and "The Merger Transaction
 -- Recommendation of Johns Manville Board; Reasons for the Merger" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a) Report, Opinion or Appraisal. The information set forth under the captions "The Merger Transaction -- Opinions of J.P. Morgan" and "The Merger Transaction -- Opinion of Goldman Sachs" of the S-4/ Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth under the captions "The Merger Transaction -- Opinions of J.P. Morgan" and "The Merger Transaction -- Opinion of Goldman Sachs" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) Availability of Documents. A copy of the reports, opinions and appraisals referenced in this Item 9 will be transmitted by Johns Manville to any interested equity security holder of Johns Manville or representative who has been so designated in writing upon written request and at the expense of the requesting security holder.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) Source of Funds. The information set forth under the caption "The Merger Transaction -- Source and Amount of Funds" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) Conditions. The information set forth under the caption "The Merger Transaction -- Source and Amount of Funds" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) Expenses. The information set forth under the caption "The Merger Transaction -- Source and Amount of Funds" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (d) Borrowed Funds. The information set forth under the caption "The Merger Transaction -- Source and Amount of Funds" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Securities Ownership. The information set forth under the caption "Information About the Parties -- Identity and Background of HB Merger LLC and HB Finance LLC" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) Securities Transactions. The information set forth under the caption "Information About the Parties -- Identity and Background of HB Merger LLC and HB Finance LLC" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions "Summary -- Recommendation of the Johns Manville Board; Voting Agreement", "The Merger Transaction -- Recommendation of the Johns Manville Board; Reasons for the Merger", "The Merger
Agreement -- Special Meeting" and "Other Relevant Agreements -- The Voting Agreement" of the S-4/ Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (e) Recommendations of Others. The information set forth under the captions "Summary -- Recommendation of the Johns Manville Board; Voting Agreement" and "The Merger Transaction -- Recommendation of the Johns Manville Board; Reasons for the Merger" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 13. FINANCIAL STATEMENTS.

     (a) Financial Information. The information set forth under the caption "Selected Historical and Pro Forma Financial Data" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3. In addition, the financial information referenced therein is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) Pro-Forma Information. The information set forth under the caption "Selected Historical and Pro Forma Financial Data" of the S-4/Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Solicitations or Recommendations. The information set forth under the caption "Information Concerning the Special Meeting -- Solicitation of Proxies" is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.

     (b) Employees and Corporate Assets. The information set forth under the caption "Information Concerning the Special Meeting -- Solicitation of Proxies" is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.

ITEM 15. ADDITIONAL INFORMATION.

     (b) Other Material Information. Not Applicable.

ITEM 16. EXHIBITS.

    EXHIBIT
      NO.                                DESCRIPTION
    -------                              -----------
(a)(1)           -- S-4/Proxy Statement (incorporated by reference to
                    S-4/Proxy Statement and related materials filed by Johns
                    Manville with the Commission on July 31, 2000, File No.
                    333-42652).
(a)(2)           -- Press Release, issued June 23, 2000 (filed as an exhibit to Johns Manville's Current Report on Form 8-K filed June
                    27, 2000 (the "8-K") and incorporated herein by
                    reference).
(b)(1)           -- Commitment Letter, dated June 22, 2000, from Bear Stearns
                    Corporate Lending Inc. to HB Finance LLC.
(b)(2)           -- Bridge Commitment Letter, dated June 22, 2000 from Bear
                    Stearns Corporate Lending Inc. to HB Finance LLC.
(c)(1)           -- Opinion of J.P. Morgan Securities, Inc., dated June 22,
                    2000 (incorporated herein by reference to Appendix C to
                    the S-4/Proxy Statement).
(c)(2)           -- Opinion of J.P. Morgan Securities, Inc., dated June 22,
                    2000 (incorporated herein by reference to Appendix D to
                    the S-4/Proxy Statement).
(c)(3)           -- Opinion of Goldman, Sachs & Co., dated June 22, 2000
                    (incorporated herein by reference to Appendix E to the
                    S-4/Proxy Statement).
(d)(1)           -- Agreement and Plan of Merger, dated as of June 22, 2000, among Johns Manville Corporation, HB Merger LLC and HB
                    Finance LLC (filed as an exhibit to the 8-K and
                    incorporated herein by reference).
(d)(2)           -- Trust Voting Agreement, dated as of June 22, 2000,
                    between HB Merger LLC and Manville Personal Injury
                    Settlement Trust (filed as an exhibit to the 8-K and
                    incorporated herein by reference).
(d)(3)           -- Exchange Agreement, by and among Johns Manville
                    Corporation, Manville Personal Injury Settlement Trust
                    and those individuals listed on Schedule A attached
                    thereto (filed as an exhibit to Amendment No. 17 to the
                    Schedule 13D, of Manville Personal Injury Settlement
                    Trust and the trustees thereof, filed June 29, 2000 and
                    incorporated herein by reference).
(d)(4)           -- Form of Stockholders Agreement, to be entered into by and among Johns Manville Corporation, and the securityholders
                    listed on the signature pages thereto (filed as Exhibit G
                    to the Merger Agreement filed as exhibit (d)(1) hereto
                    and incorporated herein by reference).
(f)              -- Text of Section 262 of Delaware General Corporation Law
                    (incorporated herein by reference to Appendix F to the
                    S-4/Proxy Statement).
(g)              -- Not Applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                            HB MERGER LLC

                                            By:     /s/ ANDREW S. ROSEN
                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title: Vice President and
                                                Assistant Secretary

                                            HB FINANCE LLC

                                            By:     /s/ ANDREW S. ROSEN
                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title: Vice President and
                                                Assistant Secretary

Dated: July 28, 2000

                                 EXHIBIT INDEX

    EXHIBIT
      NO.                                DESCRIPTION
    -------                              -----------
(a)(1)           -- S-4/Proxy Statement (incorporated by reference to
                    S-4/Proxy Statement and related materials filed by Johns
                    Manville with the Commission on July 31, 2000, File No.
                    333-42652).
(a)(2)           -- Press Release, issued June 23, 2000 (filed as an exhibit to Johns Manville's Current Report on Form 8-K filed June
                    27, 2000 (the "8-K") and incorporated herein by
                    reference).
(b)(1)           -- Commitment Letter, dated June 22, 2000, from Bear Stearns
                    Corporate Lending Inc. to HB Finance LLC.
(b)(2)           -- Bridge Commitment Letter, dated June 22, 2000 from Bear
                    Stearns Corporate Lending Inc. to HB Finance LLC.
(c)(1)           -- Opinion of J.P. Morgan Securities, Inc., dated June 22,
                    2000 (incorporated herein by reference to Appendix C to
                    the S-4/Proxy Statement).
(c)(2)           -- Opinion of J.P. Morgan Securities, Inc., dated June 22,
                    2000 (incorporated herein by reference to Appendix D to
                    the S-4/Proxy Statement).
(c)(3)           -- Opinion of Goldman, Sachs & Co., dated June 22, 2000
                    (incorporated herein by reference to Appendix E to the
                    S-4/Proxy Statement).
(d)(1)           -- Agreement and Plan of Merger, dated as of June 22, 2000, among Johns Manville Corporation, HB Merger LLC and HB
                    Finance LLC (filed as an exhibit to the 8-K and
                    incorporated herein by reference).
(d)(2)           -- Trust Voting Agreement, dated as of June 22, 2000,
                    between HB Merger LLC and Manville Personal Injury
                    Settlement Trust (filed as an exhibit to the 8-K and
                    incorporated herein by reference).
(d)(3)           -- Exchange Agreement, by and among Johns Manville
                    Corporation, Manville Personal Injury Settlement Trust
                    and those individuals listed on Schedule A attached
                    thereto (filed as an exhibit to Amendment No. 17 to the
                    Schedule 13D, of Manville Personal Injury Settlement
                    Trust and the trustees thereof, filed June 29, 2000 and
                    incorporated herein by reference).
(d)(4)           -- Form of Stockholders Agreement, to be entered into by and among Johns Manville Corporation, and the securityholders
                    listed on the signature pages thereto (filed as Exhibit G
                    to the Merger Agreement filed as exhibit (d)(1) hereto
                    and incorporated herein by reference).
(f)              -- Text of Section 262 of Delaware General Corporation Law
                    (incorporated herein by reference to Appendix F to the
                    S-4/Proxy Statement).
(g)              -- Not Applicable.